TELE NORTE LESTE APPROVES
SHARE BUYBACK PROGRAM

Rio de Janeiro, Brazil – August 05, 2002 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), the holding company of providers of telecommunications services in the north, northeastern and eastern regions of Brazil, announced today that, on August 02, its Board of Directors authorized a Share (or equivalent options) Buyback Program of up to 5% and 10% of outstanding preferred shares and common shares, respectively, excluding treasury stock (a maximum of 1,863 million common shares and 7,970 million preferred shares).

In addition, the Board of Directors of Telemar Norte Leste, approved, also on August 02,2002, a Program of the same nature, with the same goals, limited to 10% of common shares (TMAR3) – up to 295.9 million shares – and 10% of preferred shares (TMAR5) – up to 769.3 million shares – excluding treasury stock.

The two Companies may, but are not obligated to, repurchase shares under this program during the next 90 days, after which the Boards of Directors can extend the buyback period. Any shares will be purchased on the open market.

Alvaro dos Santos, CFO of Telemar, said that "the current share prices provide an excellent opportunity to capture the value inherent in our Companies, particularly in view of their strong fundamentals, positive operating environment and solid growth strategy. We believe this to be a positive step in our continuing efforts to maximize value for all shareholders."

The Minutes of Board Meeting it's available at the links below: (available only in Portuguese)

Minutes of Board Meeting – Tele Norte Leste S.A.

Minutes of Board Meeting – Telemar Norte Leste

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1210

Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314

Fax: 55 21 3131 1155

THOMSON FINANCIAL / CARSON
Isabel Vieira (isabel.vieira@tfn.com)

Rick Huber (richard.huber@tfn.com)

Tel: 1 212 807 5026
 Fax: 1 212 807 5025